                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             FOX CHASE BANCORP, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                   35137P 10 6
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                                 (CUSIP Number)

                                 THOMAS M. PETRO
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  FOX CHASE MHC
                              4390 DAVISVILLE ROAD
                           HATBORO, PENNSYLVANIA 19040
                                 (215) 682-7400
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               SEPTEMBER 29, 2006
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /_/.



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SCHEDULE 13D
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    1        NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                   FOX CHASE MHC

                   BEING APPLIED FOR
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    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) /_/
                                                                        (b) /_/
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    3        SEC USE ONLY
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    4        SOURCE OF FUNDS
                   OO
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    5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) or 2(e)                                             /_/
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    6        CITIZENSHIP OR PLACE OF ORGANIZATION
                   UNITED STATES
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                                7       SOLE VOTING POWER
          NUMBER OF                                     8,148,915
 SHARES BENEFICIALLY OWNED BY   ------------------------------------------------
             EACH               8       SHARED VOTING POWER
          REPORTING                                     0
            PERSON              ------------------------------------------------
             WITH               9       SOLE DISPOSITIVE POWER
                                                        8,148,915
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                                        0
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   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             8,148,915
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   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES    /_/
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   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             55.5%
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   14        TYPE OF REPORTING PERSON
             HC, CO
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                                       2
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ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the shares of common stock, par value $0.01 per share, of Fox Chase Bancorp, Inc. (the "Issuer" or the "Company"), a federally chartered corporation. The principal executive office of the Issuer is located at 4390 Davisville Road, Hatboro, Pennsylvania 19040.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed by Fox Chase MHC (the "MHC"), a federally chartered mutual holding company. The MHC's principal business is to hold a majority of the Issuer's shares of common stock. The principal office of the MHC is located at 4390 Davisville Road, Hatboro, Pennsylvania 19040. During the past five years, the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the "Insiders"). To the MHC's knowledge, each Insider is a United States citizen, and no Insider has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 29, 2006, Fox Chase Bank (the "Bank") reorganized from the mutual to mutual holding company structure in accordance with the Bank's Amended and Restated Plan of Reorganization and Stock Issuance (the "Plan"). Pursuant to the Plan, the Bank converted to stock form and the Issuer and the MHC were established. In connection with the reorganization, the Issuer issued a total of 14,679,750 shares of common stock of which 8,148,915 shares were issued to the MHC in exchange for the MHC's ownership of 100% of the Bank's common stock. All purchases by Insiders were from personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         The primary purpose of the reorganization of the Bank from the mutual form to the mutual holding company form of organization was to establish a structure that will result in the raising of additional capital to support future lending and operational growth and may also support possible future branching activities or acquisitions. The stock offering will also enable the employees and officers of the Bank to obtain an equity ownership interest in the Bank. Because the Issuer only sold a minority of the common stock to the public, the Bank's mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services will be preserved.

         Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor any Insider currently has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

         In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or to sell shares of the Issuer's common stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 8,148,915 shares of the Issuer's common stock or 55.5% of the outstanding shares. The following table provides information about the shares of common stock that may be considered to be owned by each Insider as of October 9, 2006. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

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


                                                                NUMBER OF            PERCENT OF
                                                                 SHARES             COMMON STOCK
         NAME                                                    OWNED              OUTSTANDING
         ----                                               ---------------         ------------
         Thomas M. Petro                                        45,212                   *
         Jerry D. Holbrook                                      38,590 (1)               *
         Roger H. Ballou                                        20,771                   *
         Richard E. Bauer                                           --                   *
         Todd S. Benning                                        20,196                   *
         Richard M. Eisenstaedt                                  8,834                   *
         Laura M. Mercuri                                        1,500                   *
         Anthony A. Nichols, Sr.                                 1,530                   *
         Peter A. Sears                                          5,011                   *
         ---------------------------------------------
         *  Represents less than 1%.
         (1) Includes 6,724 shares held by Mr. Holbrook's spouse.

         (c) Other than the acquisition of shares by the MHC and the Insiders on September 29, 2006 at a cost of $10.00 per share, the following table lists any additional transactions effected by the MHC or any Insider relating to the Issuer's common stock within the past 60 days.

                                                       Type of                   Number of          Price Per
Name                         Date                    Transaction                  Shares              Share
----                         ----                    -----------                 ---------          ----------
Thomas M. Petro            10/2/2006                 Purchase                       9,700           $13.1881
                           10/3/2006                 Purchase by incentive plan    10,812              12.86
                           10/4/2006                 Purchase by incentive plan     4,700              12.89

Richard M. Eisenstaedt     10/2/2006                 Purchase                       1,000              13.20

Jerry D. Holbrook          10/3/2006                 Purchase by incentive plan      8,109             12.86
                           10/4/2006                 Purchase by incentive plan      3,525             12.89
                           10/5/2006                 Purchase                        2,500           12.7399
                           10/5/2006                 Purchase                        1,000           12.7395
                           10/6/2006                 Purchase                        2,500             12.65
                           10/9/2006                 Purchase                        1,000            12.838

Roger H. Ballou            10/4/2006                 Purchase                        7,500             12.90

Todd S. Benning            10/6/2006                 Purchase                        2,000             12.75
                           10/6/2006                 Purchase                       16,000             12.75


         (d) No person other than the MHC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by the MHC as described in Item 5(a) - (b) above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.

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                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       FOX CHASE MHC


Date:    October 10, 2006              By: /s/ Thomas M. Petro
                                           -------------------------------------
                                           Thomas M. Petro
                                           President and Chief Executive Officer

                                   SCHEDULE I

                DIRECTORS AND EXECUTIVE OFFICERS OF FOX CHASE MHC
                -------------------------------------------------

      The name, business address and present principal occupation of each director, executive officer and controlling person of Fox Chase MHC are set forth below.

NAME                           BUSINESS ADDRESS                  PRINCIPAL OCCUPATION
----                           ----------------                  --------------------
Thomas M. Petro                4390 Davisville Road              Director,  President and Chief  Executive  Officer
                               Hatboro, Pennsylvania 19040       of Fox Chase Bank,  Fox Chase  Bancorp,  Inc.  and
                                                                 Fox Chase MHC.

Jerry D. Holbrook              4390 Davisville Road              Executive  Vice  President  and  Chief   Financial
                               Hatboro, Pennsylvania 19040       Officer  of Fox Chase  Bank,  Fox  Chase  Bancorp,
                                                                 Inc. and Fox Chase MHC.

Roger H. Ballou                4390 Davisville Road              Director  of Fox Chase  Bank,  Fox Chase  Bancorp,
                               Hatboro, Pennsylvania 19040       Inc. and Fox Chase MHC;  Director,  President  and
                                                                 Chief Executive Officer of CDI Corporation.

Richard E. Bauer               4390 Davisville Road              Director  of Fox Chase  Bank,  Fox Chase  Bancorp,
                               Hatboro, Pennsylvania 19040       Inc.  and Fox Chase MHC;  Director and Senior Vice
                                                                 President of the Columbian Financial Group.

Todd S. Benning                4390 Davisville Road              Director  of Fox Chase  Bank,  Fox Chase  Bancorp,
                               Hatboro, Pennsylvania 19040       Inc. and Fox Chase MHC;  Founding  Shareholder and
                                                                 Director of Taxation of Dunlap & Associates, PC.

Richard M. Eisenstaedt         4390 Davisville Road              Chairman  of the  Board  of Fox  Chase  Bank,  Fox
                               Hatboro, Pennsylvania 19040       Chase  Bancorp,  Inc.  and Fox  Chase  MHC;  Chief
                                                                 Development   Officer  and  General   Counsel  for
                                                                 Eastern University.

Laura M. Mercuri               4390 Davisville Road              Director  of Fox Chase  Bank,  Fox Chase  Bancorp,
                               Hatboro, Pennsylvania 19040       Inc.  and Fox  Chase  MHC;  Attorney  with  Duffy,
                                                                 North, Wilson, Thomas & Nicholson LLP.

Anthony A. Nichols, Sr.        4390 Davisville Road              Director  of Fox Chase  Bank,  Fox Chase  Bancorp,
                               Hatboro, Pennsylvania 19040       Inc.  and Fox Chase  MHC;  Chairman  Emeritus  and
                                                                 Trustee of Brandywine Realty Trust.

Peter A. Sears                 4390 Davisville Road              Director  of Fox Chase  Bank,  Fox Chase  Bancorp,
                               Hatboro, Pennsylvania 19040       Inc. and Fox Chase MHC;  Consultant for Quaker Bio
                                                                 Ventures.